Exhibit 99.2

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF NEW YORK

CASCAL N.V.,	)
)
Plaintiff,	)
)
v.	)
	)	Civil Action No. 10-cv-3613 (LAK)
SEMBCORP UTILITIES PTE LTD,	)
SEMBCORP INDUSTRIES LTD, BIWATER	)
INVESTMENTS LTD., and BIWATER	)
HOLDINGS LIMITED,	)
)
Defendants.	)
)
)

DECLARATION OF STEPHANE RICHER IN SUPPORT OF CASCAL N.V.’S MOTION

FOR PRELIMINARY INJUNCTION

DECLARATION OF STEPHANE RICHER

I, Stephane Richer, declare as follows:

1. I am the Chief Executive Officer and sole Executive Director of Cascal NV (“Cascal”). In this capacity I am in control of the day to day management of the business and operations of the Cascal group of companies, taking my direction from the Cascal Board of Directors.

2. I submit this declaration in support of Plaintiff Cascal’s motion for a preliminary injunction against Sembcorp Utilities Pte Limited (“Sembcorp Utilities”), Sembcorp Industries Pte Limited (“Sembcorp Industries”) (together “Sembcorp”), Biwater Investments Limited (“Biwater Investments”) and Biwater Holdings Limited (“Biwater Holdings”) (together “Biwater”).

Overview of Cascal’s Claim and Need For Injunctive Relief

3. Cascal has brought this action seeking to enjoin defendants from proceeding with a tender offer for Cascal’s shares. Cascal’s amended complaint alleged that this tender offer is in violation of United States securities laws, express contractual confidentiality obligations and common law. Cascal alleges that Sembcorp has misappropriated Cascal’s sensitive confidential information and employed a manipulative scheme to drive down Cascal’s share price to its benefit and to the detriment of Cascal and its shareholders.

4. As explained in more detail below, Cascal agreed in November 2009 that its majority shareholder Biwater Investments could provide to Sembcorp Industries certain confidential information belonging to and concerning Cascal in the context of a potential sale by Biwater to Sembcorp of Biwater Investments’ holdings of Cascal common shares (the “Biwater Stake”).

5. In order to protect itself and its shareholders, Cascal’s consent to the limited sharing of its confidential information was subject to strict conditions, as set out in two linked written agreements (the “Confidentiality Agreements”). These conditions restrict the use of the confidential information to the proposed sale of the Biwater Stake, and prohibit Sembcorp from using the confidential information for any other purpose. The Confidentiality Agreements also impose a standstill obligation that restricts Sembcorp from entering into any other transaction relating to Cascal shares during a 12 month standstill period beginning upon the conclusion of the negotiations with Biwater for the Biwater Stake, other than pursuant to certain stated exceptions. One of these exceptions applies where a tender offer is made to the non-Biwater shareholders on “the same terms” as those offered to Biwater for the Biwater Stake.

6. Pursuant to the terms of the Confidentiality Agreements, Cascal provided Sembcorp with access to some of its most sensitive confidential information, including establishing a very large virtual data room and providing extensive access to management to address questions from Sembcorp.

7. On or about April 26, 2010, Sembcorp Industries and Sembcorp Utilities filed with the United States Securities and Exchange Commission (the “SEC”) a Schedule 13D announcing that they would be making a tender offer for all of Cascal’s shares within 20 days (the “Schedule 13D”) (Exhibit A). The price stated was significantly below the price at which Cascal’s shares had been trading on the NYSE and was followed by a marked drop in the trading price.

8. The Sembcorp companies also announced that they had entered into a lock-up agreement in connection with the tender offer, whereby Biwater Investments had agreed to sell the Biwater Stake in the tender offer. The overall effect of these tiered and coercive arrangements is that

Cascal shareholders other than Biwater Investments can decide whether or not to sell their stake, but Biwater Investments cannot. The effect of this agreement is to suppress any competing transaction, thus driving down the value of Cascal’s shares.

9. It is Cascal’s position that Sembcorp’s proposed tender offer violates the express terms of the Confidentiality Agreements, both because it will result in the use of Cascal’s confidential information for a purpose beyond the scope of the agreements (which limited use of the confidential information to the sale of the Biwater Stake), and because it is not on the “same terms” as being offered to Biwater, and therefore does not fall within the exception to the standstill restriction.

10. If the tender offer is allowed to proceed, Cascal will suffer immediate and continuing irreparable harm. This harm falls into three broad categories:

a. Competitors accessing Cascal confidential information. As I explain below, Sembcorp has had access to highly detailed and highly sensitive confidential information about Cascal’s operations, including in relation to its cost structure, its business plan and its existing contracts. Sembcorp has benefitted from this access in the preparation of its proposed tender offer. Cascal’s minority shareholders do not have this information. If Sembcorp proceeds with the tender offer, it is inevitable that Sembcorp will have to disclose publicly this highly sensitive confidential information in order to comply with US securities laws. Thus this confidential information is likely to enter the public domain. Disclosure of the confidential information would be extremely valuable to Cascal’s competitors and seriously undermine Cascal’s ability to compete in the market. In fact, Sembcorp acknowledged in the Confidentiality Agreements that a breach by Sembcorp would entitle Cascal to injunctive relief based on the irreparable harm resulting from such a breach.

b. Cascal share price being driven down. As explained above and in more detail below, Sembcorp’s proposed tender offer has already driven down Cascal’s share price. If the tender offer proceeds, this share price may never recover and may fall further.

c. Cascal being subjected to delisting and deregistration. Sembcorp is proposing, as part of its transaction, to delist Cascal, thus depriving Cascal (and any remaining minority shareholders) of the benefits of NYSE listed status. If Cascal is delisted, shareholders will lose their ability to trade their shares in a liquid market and some funds will be obliged to sell their shares. Further, Sembcorp is proposing to deregister Cascal for the purposes of the Securities Exchange Act of 1934, thus depriving Cascal’s shareholders and the market of access to material financial and other information concerning Cascal.

11. Each of these matters is, for practical purposes, irreversible.

The parties in these proceedings

12. Cascal is a public limited company formed in April 2000 and organized under the laws of the Netherlands. In January 2008, as a result of an initial public offering, Cascal was listed on the New York Stock Exchange under the symbol HOO. Cascal is an international provider of water, wastewater, and desalination services.

13. Approximately 58.5% of the shares in Cascal (the “Biwater Stake”) are owned by Biwater Investments, which is a limited company incorporated under the laws of England and Wales. I understand that Biwater Investments’ ultimate parent company is Biwater Holdings, which is also a limited company incorporated under the laws of England and Wales and which was formerly Biwater plc. Prior to the IPO, Biwater Investments owned all of Cascal’s shares.

14. I understand that Sembcorp Utilities and Sembcorp Industries are limited liability companies incorporated under the laws of Singapore. Sembcorp Industries is the parent company of Sembcorp Utilities. The Sembcorp website states that Sembcorp provides “total water and wastewater solutions to customers”.

Aborted Sale Process

15. Biwater Investments had considered selling the Biwater Stake in 2008. This proposed transaction was referred to as Project Atlantis. On July 29, 2008, Biwater Investments wrote to Cascal seeking its cooperation in this process and, in particular, requesting Cascal’s consent to the sharing of confidential information with prospective purchasers (Exhibit B).

16. Cascal takes the confidentiality of its internal information very seriously. The water services industry in which Cascal operates is highly competitive. If a competitor had access to Cascal’s internal information concerning its cost structures, its short and long term business strategies and its commercial relationships with customers, this information would give the competitor a significant advantage in competing with Cascal, particularly in relation to winning new contracts.

17. In considering Biwater Investments’ request for consent, Cascal was aware that the proposed purchasers included Sembcorp. Sembcorp is a competitor to Cascal in the water services market. Because of participation of competitors in the process, Cascal sought to ensure that it obtained the greatest possible protection against misuse of confidential information provided during the due diligence process.

18. Further, the confidential information proposed to be disclosed to prospective purchasers of the Biwater Stake was price sensitive and, by its nature, not available to the public. Cascal wished to prevent trading in its listed shares on the basis of inside information, as explained further below.

19. Bearing in mind these considerations, Cascal negotiated confidentiality agreements to protect its position and the position of its minority shareholders. These agreements were materially similar to the Confidentiality Agreements that I discuss below.

20. The Project Atlantis process ended unsuccessfully in Spring 2009.

The Confidentiality Agreements

21. On October 15, 2009, Cascal received a letter from Biwater Holdings indicating that Biwater was seeking to sell the Biwater Stake (Exhibit C). The letter requested Cascal’s cooperation in connection with potential purchasers’ due diligence and sought Cascal’s consent to the provision to potential purchasers of confidential information concerning Cascal. In particular, the letter sought Cascal’s agreement to:

a. making (non-public) information available to a small number of parties subject to confidentiality obligations;

b. making executive management available for dialogue with selected parties, including responding to information requests from selected parties and meeting with selected parties; and

c. providing Biwater Investments and its advisors with access to Cascal information and Cascal employees to enable Biwater Investments and its advisors to execute its process for the sale of the Biwater Stake.

22. On October 21, 2009, Cascal wrote to Biwater Holdings and confirmed that it would support a tightly controlled, competitive auction process for the sale of Biwater Investment’ shares in Cascal in the manner requested in Biwater Holdings’ letter dated October 15, 2009 (Exhibit D). The concerns about confidentiality that Cascal had in 2008, which I explain above, applied with equal force in considering this request.

23. Cascal negotiated the Confidentiality Agreements in respect of the proposed provision of information: (i) a letter agreement between Cascal and Biwater Holdings dated November 9, 2009 (the “Letter Agreement”) (Exhibit E); and (ii) a non-disclosure agreement between Biwater Holdings and Sembcorp Industries, also dated November 9, 2009 (the “NDA”) (Exhibit F). Although Cascal is not stated to be a party to the NDA, its rights are referred to therein, the two documents were always regarded as linked, Cascal was involved in reviewing the terms of the NDA, and the Letter Agreement contained Biwater’s agreement that it shall not agree to vary or terminate an NDA without Cascal’s prior written consent. The Letter Agreement prescribes the form of the NDA that prospective purchasers are required to sign (see paragraph (a) and schedule 2 of the Letter Agreement).

24. The Confidentiality Agreements were based largely on the agreements negotiated in 2008.

25. The NDA (in which the acquisition of the Biwater Stake is defined as the “Proposed Transaction” and Cascal’s confidential information is defined as “Information”) includes the following provisions relevant to this dispute:

a. Clause 1.2 provides that Sembcorp “shall use the Information solely for the purpose of evaluating and negotiating the Proposed Transaction and for no other purpose.”

b. Clause 6.2(a) provides that, “until all Information . . . has ceased to be price sensitive [Sembcorp] will . . . not deal in any way in any securities (equity and debt) of Cascal . . . ”

c. Clause 7 imposes a “Standstill Obligation” on Sembcorp. This provides that “Without the prior written permission of [Biwater], neither [Sembcorp] nor any other member of [Sembcorp’s] Group will, directly or indirectly, alone or with others, for a period of 12 months from the date on which negotiations between [Biwater and Sembcorp] in respect of the Proposed Transaction cease” take any of a number of specified actions, including in particular:

“(a) acquire or offer to acquire . . . any direct or indirect interest in any share or other securities or assets of Cascal. . .;

. . .

(c) offer or agree to enter into any acquisition or other business arrangement with or relating to Cascal of a nature similar to the Proposed Transaction or anything similar to it or any material part of it;

. . .

(e) take any step which might give rise to any obligation under applicable laws, rules or regulations to make any sort of offer or tender for all or any part of the share capital of Cascal...”

26. The Letter Agreement (which defines the sale of the Biwater Stake as the “Transaction” and Cascal’s confidential information as “Cascal Confidential Information”) contains, among others, the following provisions:

a. Paragraph (e) provides that “Biwater shall not, without Cascal’s prior written consent, consent to or approve a Potential Purchaser taking any action which would otherwise be restricted by the obligations set out in the paragraph entitled ‘Standstill Obligation’ of the relevant Transaction NDA, provided that Cascal’s prior written consent shall not be required” in certain specified circumstances. In order to come within these specified exceptions, a transaction must be an “Equivalent Offer”, which is defined in paragraph (e) to be an “acquisition or offer [which] is made on the same terms (including as to price and form of consideration) for all Cascal shares (including those being acquired from Biwater in the Transaction).”

b. Paragraph (n) provides that “any agreement implementing a Transaction shall be expressly without prejudice to the rights of Cascal under the related Transaction NDA accrued prior to the execution of such agreement, including, without limitation, the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information” Paragraph (d)(ii) provides that “Biwater shall, at the written request of Cascal and where the relevant Transaction NDA confers on Biwater the express right so to do . . . require that [Sembcorp] comply with its obligations in the relevant Transaction NDA to return, destroy or expunge any Cascal Confidential Information...”.

In reliance on the strict provision of the Confidentiality Agreements, Cascal provides access to highly sensitive Confidential Information

27. Following the execution of the Confidentiality Agreements, Sembcorp was given access to a virtual data room which contained substantial confidential and sensitive non-public information concerning all phases of Cascal’s business. The data room was populated with documents by Cascal. The complete data room index runs over 20 pages and includes a number of highly sensitive items, such as:

a. shareholder agreements with joint venture partners;

b. employment contracts for senior management including pay and benefit information;

c. tax returns, tax computations, and correspondence with tax authorities;

d. inter-group loans arrangements, management services agreements;

e. financing documents relating to debt arrangements within the Cascal group;

f. insurance documents; and

g. long term supply and purchase agreements including pricing information.

28. Sembcorp had complete access to this information as well as direct contacts with management and site visits to Cascal facilities throughout the world. Cascal’s management received hundreds of detailed written questions from Sembcorp (which were provided to Cascal by HSBC, as financial adviser to Biwater). These questions covered all areas of Cascal’s business and operations and often included requests for detailed and price sensitive non-public information including such items as projected revenues, costs and expenses and tax computations. In response to these requests, Cascal provided forecast, profit and loss, balance sheet, and cash flow for periods up to March 31, 2013. Cascal also provided numerous explanations of the risks in each of the territories in which Cascal operates.

29. At Sembcorp’s request, on November 30, 2009, Cascal’s senior executive management team (including Cascal’s Chief Executive Officer, Chief Financial Officer and General Counsel) met with senior executives of Biwater Investments and Sembcorp (including its Group President and CEO, Group Chief Financial Officer and its Group Business and Strategic Development Head) at Cascal’s UK operating company’s premises in Bournemouth. Cascal provided a presentation to Sembcorp on the business and operations of Cascal which included highly confidential and commercially sensitive information for each operating company and at the holding company level such as financial projections out to 2013 (this included key contract provisions, an income statement out to 2013, a cash flow statement out to 2013, and a balance sheet out to 2013). During this meeting Cascal management also responded to numerous oral questions, many relating to highly sensitive and non-public information.

30. On December 1, 2009 and March 1, 2010, members of Cascal’s executive management team met with senior executives of Biwater and Sembcorp at the head office in Dorking and again responded to numerous questions often relating to highly sensitive and non public information.

31. As part of Sembcorp’s due diligence process, Cascal also arranged and attended site visits to Cascal’s operating companies in Bournemouth, Batam and China in December 2009 and China, Nelspruit and Chile in January 2010.

32. In late January 2010, Cascal was advised that any remaining due diligence would be merely confirmatory of work already undertaken and the process came substantially to an end in early March and had ended completely by April 9, 2010.

33. On April 29, 2010, Cascal’s English solicitors, Quinn Emanuel Urquhart and Sullivan UK LLP, wrote to Biwater’s English solicitors, Allen & Overy LLP (Exhibit G), giving notice under paragraph (d)(ii) of the Letter Agreement requiring Biwater to exercise its right under the NDA to require Sembcorp to return, destroy or expunge all Cascal Confidential Information. No acknowledgement or response to this letter has been received.

Sembcorp Announces A Proposed Tender Offer and Biwater Lock Up Agreement

34. Sembcorp filed a Schedule TO-C with the SEC on or about April 26, 2010, which attached a press release as exhibit 99.1 dated the same date. A true and correct copy of the April 26, 2010 press release is attached hereto as Exhibit H. Also on or about April 26, 2010, Sembcorp filed a Schedule 13D with the SEC, which attached as Exhibit 1 a Tender Offer and Stockholder Support Agreement (the “Lock Up Agreement”) between Sembcorp Utilities and the Biwater defendants (Exhibit A). The April 26, 2010 press release and the Lock-up Agreement state that:

a. Sembcorp Utilities intends to make a tender offer for all of Cascal’s shares within 20 calendar days, at a price of $6.75 per share in cash, and that this price will be reduced to $6.40 per share if Sembcorp is not able to acquire at least 80% of Cascal’s outstanding shares;

b. Sembcorp Utilities had entered the Lock Up Agreement with the Biwater defendants, pursuant to which Biwater Investments would sell the Biwater Stake in connection with a tender offer for all of the shares in Cascal;

c. The Lock Up Agreement requires Biwater Investments to vote against any competing transaction or action that would impede Sembcorp Utilities' offer and prevents Biwater Investments from soliciting, negotiating or entering into any competing transaction; and

d. Following the tender offer, Sembcorp intends to delist Cascal’s common stock from the NYSE, deregulate as a US reporting company and suspend any obligations it has under the US securities laws.

35. The Lock-Up Agreement does not preserve Cascal’s rights as is required by paragraph (n) of the Letter Agreement.

Use of Cascal’s Confidential Information for the Tender Offer is a Breach of the NDA

36. As noted above, clause 1.2 of the NDA restricts Sembcorp’s use of Cascal’s confidential information to the acquisition of the Biwater Stake.

37. It is Cascal’s view that Sembcorp has used and is continuing to rely on Cascal’s confidential information in connection with the proposed Tender Offer. This use constitutes a breach of the clause 1.2 restriction.

The Tender Offer Also Violates The Standstill Restrictions, As It Is Not On The Same Terms As The Offer For The Biwater Stake

38. In Cascal’s view, the proposed tender offer in respect of Cascal’s shares other than the Biwater Stake is not on the “same terms” as the offer to Biwater, as required by paragraph (e) of the Letter Agreement.

39. In particular, the offer for the Biwater Stake is subject to a number of restrictions and additional terms. Biwater has agreed to commit irrevocably to tender its shares, to vote its shares in support of the transaction and not in any way to solicit or encourage any alternative transaction; no equivalent obligation is imposed on other shareholders. This operates to distort the market for Cascal shares by stifling any alternative offer that might offer better value to shareholders.

40. Accordingly, in Cascal’s view, the tender offer does not fall within the exception in paragraph (e) of the Letter Agreement. Only transactions falling within that exception are permitted without Cascal’s consent, and Cascal has not given its consent to this transaction.

41. Cascal thus contends that the proposed tender offer, the use of Cascal’s confidential information in connection with that tender offer, and the anticipated public dissemination of Cascal’s confidential information in connection with the tender offer, breaches the Confidentiality Agreements.

Cascal will suffer irreparable injury if Defendants are permitted to pursue the Tender Offer and breach the Confidentiality Agreements

42. Cascal will suffer immediate and continuing irreparable injury if the tender offer is allowed to proceed. In particular:

a. Cascal’s competitors will gain access to highly commercially sensitive information about Cascal’s operations;

b. Cascal’s share price will be permanently driven down; and

c. Cascal will be delisted.

43. I deal with these matters in turn.

44. First, the proposed tender offer has already resulted in the misuse of Cascal's confidential information, as Sembcorp inevitably based its proposed offer on information concerning Cascal’s financial condition and business operations it only learned as a result of the Confidentiality Agreements.

45. Sembcorp agreed in Section 10.2 of the NDA that Cascal “may be irreparably harmed by any breach of the terms of this [NDA] and that damages alone may not be an adequate remedy.” The clause goes on to provide that Cascal “shall be entitled to the remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any threatened or actual breach of its terms, and no proof of special damages will be necessary to enforce this letter.”

46. Moreover, the proposed transaction if allowed to proceed will lead to the public dissemination of Cascal’s highly commercially sensitive information. This is because, as matters stand, Sembcorp is in possession of this information, which constitutes inside information for the purposes of the Securities Exchange Act of 1934 (in particular, Rule 14e-3). It is inevitable that Sembcorp will have to make extensive disclosure of this information to the market in order to avoid liability (including, potentially, criminal liability) resulting from trading on inside information.

47. Sembcorp’s use of Cascal’s confidential information will result in the irretrievable loss of value of this significant asset belonging to Cascal, as Sembcorp will have benefitted from its use and in such a manner that once the harm is caused, it can never be adequately rectified. Cascal’s competitors will have access to Cascal inner financial, commercial and strategic arrangements and will be able to take advantage of these in competing with Cascal in the market.

48. For example, competitors will know Cascal’s cost base and be able to use this to outbid Cascal for contracts. Competitors will learn of the terms on which Cascal contracts with its customers and will be able to exploit this in the way they structure proposals for new contracts where they are competing with Cascal. Competitors will also become aware of Cascal’s strategic plan and will be able to plan their own businesses to capitalize on this. This will have an enduring and significant harmful impact on Cascal’s ability to compete effectively in a hard fought market.

49. Such dissemination cannot be undone. After Sembcorp has completed its exploitation of Cascal’s confidential information in conducting its tender offer, the confidentiality of the information will be lost and Cascal’s situation will have been altered to such an extent that neither the information nor Cascal will be able to return to its prior state, as much of the value Cascal derives from its confidential information arises from its confidential nature and the ability of Cascal to employ such information in the operation of its business.

50. Moreover, Sembcorp, a competitor of Cascal, is using this very information to effect a hostile takeover of Cascal. Cascal agreed to the use of this highly sensitive information for a strictly limited purpose. Sembcorp has taken the information and used it for a different purpose – a purpose adverse to Cascal’s interests and to which Cascal would never have agreed.

51. Second, if the transaction proceeds, Cascal’s share price (and thus its minority shareholders) will be irreparably harmed. The negative impact on share price is already apparent.

52. On Friday April 23, 2010, the last business day before Sembcorp’s announcement, the closing trading price of Cascal’s shares was $7.61 per share. On Monday 26 April 2010, the day of Sembcorp’s announcement, Cascal’s shares traded as low as $6.50 on volume that was ten times normal. As of May 7, 2010, Cascal’s share price was $6.59.

53. By way of contrast, the last publicly announced transaction for the sale of a publicly listed US waste water company (SouthWest Water in March 2010) was at a 56% premium to its closing share price the day prior to the transaction.

54. The effect of the proposed transaction will be to devalue Cascal’s shares so that Sembcorp can acquire Cascal below its market value and substantially below a value reflecting Cascal’s potential for growth. This reduction in value will never be recovered by Cascal’s shareholders because they will have been effectively forced by the structure of the transaction to sell their shares at the deflated price. The benefit of the discount will be obtained by Sembcorp and there will be no possibility of recovery by the minority shareholders, not least because Sembcorp has indicated an intention to use the ‘squeeze out’ mechanism available under Dutch law to compel minority shareholders to sell their shares.

55. Cascal believes that the offer price would be substantially higher if Biwater had not committed irrevocably to sell the Biwater Stake to Sembcorp, thus making an attempt to secure competitive bids or pricing futile.

56. Third, Cascal’s minority shareholders are also threatened by the prospect that their shares will lose all liquidity when Sembcorp carries through on its stated intention of delisting the shares and deregistering Cascal with the SEC.

Events since filing the complaint in this action

57. Since filing the complaint in this action, Cascal has sought to engage with Sembcorp with a view to agreeing, at a minimum, to a standstill arrangement to provide time for further discussion between the parties. Sembcorp has refused to entertain this possibility and thus it has been necessary for Cascal to apply for injunctive relief.

I declare under penalty of perjury under the laws of the United States mat the foregoing is true and correct.

Executed this 10th day of May, 2010, at Dorking, England.

Stephane Richer

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